Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30	Year Ended December 31
($ in millions)	2013	2012	2011(2)	2010	2009	2008(1)
Earnings:
Earnings from continuing operations before income taxes	$251	$241	$(4)	$199	$168	$(2,372)
Amortization of Capitalized Interest	2	2	3	4	3	3
Interest Capitalized	(1)	(2)	(2)	(3)	(8)	(4)
Net adjustment for earnings from affiliates	(8)	2	—	—	—	—
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance	88	119	106	43	44	44
Portion of rental expenses on operating leases deemed to be representative of the interest factor (3)	11	15	15	15	16	14
Total Earnings	$343	$377	$118	$258	$223	$(2,315)
Fixed Charges:	$99	$134	$121	$58	$60	$58
Ratio of earnings to fixed charges	3.5	2.8	1.0	4.4	3.7	—

(1) For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $2,373 million.
(2) For the year ended December 31, 2011, the company recorded a non-cash goodwill impairment charge of $290 million.
(3) The proportion of rental expense deemed to be representative of the interest factor is one third.